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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*
                                             ---

                                 SOMATOGEN, INC.
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                    83444910
                                 --------------
                                 (CUSIP Number)

           DANIEL P. CARMICHAEL, SECRETARY AND DEPUTY GENERAL COUNSEL,
                 ELI LILLY AND COMPANY, LILLY CORPORATE CENTER,
                    INDIANAPOLIS, INDIANA 46285 317-276-2526
               -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 23, 1998
                            -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)


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CUSIP No.                                                 83444910

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(1)     Names of Reporting Persons:                       Eli Lilly and Company
        S.S. or I.R.S. Identification                     35-0470950
        Nos. of Above Persons

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(2)     Check the Appropriate Box                         (a) _________________
        if a Member of a Group                            (b) _________________
                                                          Not Applicable

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(3)     SEC Use Only

-------------------------------------------------------------------------------
(4)     Source of Funds                                   Not Applicable

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(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                             Not Applicable

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(6)     Citizenship or Place of Organization              Indiana

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Number of Shares             (7)   Sole Voting            None
  Beneficially Owned               Power
  by Each Reporting          (8)   Shared Voting          2,954,104
  Person With                      Power
                             (9)   Sole Dispositive       2,954,104
                                   Power
                             (10) Shared Disposi-         None
                                   tive Power

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(11)   Aggregate Amount Beneficially                      2,954,104
       Owned by Each Reporting Person
--------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount                      Not Applicable
       In Row (11) Excludes Certain Shares

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(13)   Percent of Class Represented                       14.1%
       by Amount in Row (11)

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(14)   Type of Reporting Person    CO

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Item 6.    Contracts, Arrangements, Understandings or Relationships With
           Respect to Securities of the Issuer.

        On February 23, 1998, Eli Lilly and Company ("Lilly") entered into a Voting Agreement with Baxter International Inc. ("Baxter") in connection with a proposed acquisition of the Issuer by Baxter. The Voting Agreement obligates Lilly to vote its shares of the Issuer's common stock in favor of the proposed merger with Baxter and against any action that would compete with or otherwise adversely affect the proposed merger. Lilly has agreed, upon request, to deliver a proxy to Baxter (irrevocable to the extent permissible under Delaware law) to effectuate the foregoing. In addition, Lilly has agreed not to (i) directly or indirectly participate in a proxy solicitation in opposition to or competition with the proposed merger; (ii) directly or indirectly encourage, initiate or cooperate in a stockholders' vote or consent in opposition to or competition with the proposed merger; or (iii) dispose of its shares of the Issuer's common stock prior to the termination of the Voting Agreement. See Sections 2-5 of the Voting Agreement (filed herewith as Exhibit A) which are incorporated by reference in this Item 6.

        The Voting Agreement terminates upon the earliest of (i) the consummation of the proposed merger with Baxter; (ii) the termination of the merger agreement with Baxter, or (iii) a determination by the Board of Directors of Issuer that it has received a Superior Competing Bid as defined in Section 8 of the Voting Agreement; or (iv) September 30, 1998. See Section 8 of the Voting Agreement which is incorporated by reference in this Item 6.

Item 7.      Material to be Filed as Exhibits.

             Exhibit A.  Voting Agreement dated as of February 23, 1998, between Lilly and Baxter International Inc.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ELI LILLY AND COMPANY

                                            /s/ Edwin W. Miller
                                            -----------------------------
                                            Edwin W. Miller
                                            Vice President and Treasurer

Date: February 27, 1998


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